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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



                           SCHEDULE 13G
                          (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                          PURSUANT TO 13d-2(b)

                         (Amendment No. 3) *


                       First Federal Bancorporation
             --------------------------------------------------
                             (Name of Issuer)


                               Common Stock
             --------------------------------------------------
                       (Title of Class of Securities)


                                319979100
                           --------------------
                              (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        Page 1 of 13 pages

CUSIP No. 319979100              13G          Page 2 of 13 Pages


1.   NAMES OF REPORTING PERSONS:

     First Federal Bancorporation
     Employee Stock Ownership Plan

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

     41-1796238

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Minnesota

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER                  0

6.   SHARED VOTING POWER          102,382

7.   SOLE DISPOSITIVE POWER:            0

8.   SHARED DISPOSITIVE POWER:    102,382

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      102,382

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES:    [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   10.3%

12.  TYPE OF REPORTING PERSON:   EP

CUSIP No. 319979100               13G         Page 3 of 13 Pages


1.   NAMES OF REPORTING PERSONS:

     First Federal Bancorporation
     1995 Stock Option and Incentive Plan

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

     41-1848954

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Minnesota

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER                  0

6.   SHARED VOTING POWER          129,117

7.   SOLE DISPOSITIVE POWER:            0

8.   SHARED DISPOSITIVE POWER:    129,117

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                      129,117

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   12.9%

12.  TYPE OF REPORTING PERSON:   EP

CUSIP No. 319979100               13G         Page 4 of 13 Pages


1.   NAMES OF REPORTING PERSONS:

     Walter R. Fankhanel

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER            26,732

6.   SHARED VOTING POWER         249,249*

7.   SOLE DISPOSITIVE POWER:      26,732

8.   SHARED DISPOSITIVE POWER:   264,940*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     291,672*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   26.5%*

12.  TYPE OF REPORTING PERSON:   IN

* Includes 23,647 shares held by First Federal Bancorporation Management Recognition Plan Trust as to which the reporting person, as a trustee, shares voting power, and 64,491 shares held by the First Federal Banking and Savings Grantor Trust as to which the trustee shares voting and dispositive powers. Also includes shares held by the First Federal Bancorporation 1995 Stock Option and Incentive Plan Trust as to which the reporting person, as a trustee, shares voting power and dispositive power over 89,958 shares and 129,117 shares, respectively.

CUSIP No. 319979100              13G          Page 5 of 13 Pages


1.   NAMES OF REPORTING PERSONS:

     Martin R. Sathre

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.    SOLE VOTING POWER               3,622

6.    SHARED VOTING POWER           258,909*

7.    SOLE DISPOSITIVE POWER:         3,622

8.    SHARED DISPOSITIVE POWER:     274,600*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                        278,222*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  27.9%*

12.  TYPE OF REPORTING PERSON:   IN

* Includes 23,647 shares held by First Federal Bancorporation Management Recognition Plan Trust as to which the reporting person, as a trustee, shares voting power, and 64,491 shares held by the First Federal Banking and Savings Grantor Trust as to which the trustee shares voting and dispositive powers. Also includes shares held by the First Federal Bancorporation 1995 Stock Option and Incentive Plan Trust as to which the reporting person, as a trustee, shares voting power and dispositive power over 89,958 shares and 129,117 shares, respectively.

CUSIP No. 319979100              13G          Page 6 of 13 Pages


1.   NAMES OF REPORTING PERSONS:

     James R. Sharp

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER              12,382

6.   SHARED VOTING POWER           249,249*

7.   SOLE DISPOSITIVE POWER:        12,382

8.   SHARED DISPOSITIVE POWER:     264,940*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                        277,322*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:  [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   27.8%*

12.  TYPE OF REPORTING PERSON:   IN

* Includes 23,647 shares held by First Federal Bancorporation Management Recognition Plan Trust as to which the reporting person, as a trustee, shares voting power, and 64,491 shares held by the First Federal Banking and Savings Grantor Trust as to which the trustee shares voting and dispositive powers. Also includes shares held by the First Federal Bancorporation 1995 Stock Option and Incentive Plan Trust as to which the reporting person, as a trustee, shares voting power and dispositive power over 89,958 shares and 129,117 shares, respectively.

CUSIP No. 319979100              13G          Page 7 of 13 Pages


1.   NAMES OF REPORTING PERSONS:

     Ralph T. Smith

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER              28,072

6.   SHARED VOTING POWER           250,749*

7.   SOLE DISPOSITIVE POWER:        28,072

8.   SHARED DISPOSITIVE POWER:     266,440*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                       294,512*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  29.5%*

12.  TYPE OF REPORTING PERSON:   IN

* Includes 23,647 shares held by First Federal Bancorporation Management Recognition Plan Trust as to which the reporting person, as a trustee, shares voting power, and 64,491 shares held by the First Federal Banking and Savings Grantor Trust as to which the trustee shares voting and dispositive powers. Also includes shares held by the First Federal Bancorporation 1995 Stock Option and Incentive Plan Trust as to which the reporting person, as a trustee, shares voting power and dispositive power over 89,958 shares and 129,117 shares, respectively.

CUSIP No. 319979100              13G          Page 8 of 13 Pages


1.   NAMES OF REPORTING PERSONS:

     Dean J. Thompson

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER              18,415

6.   SHARED VOTING POWER           249,249*

7.   SOLE DISPOSITIVE POWER:        18,415

8.   SHARED DISPOSITIVE POWER:     264,940*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                       283,355*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   28.4%*

12.  TYPE OF REPORTING PERSON:   IN

* Includes 23,647 shares held by First Federal Bancorporation Management Recognition Plan Trust as to which the reporting person, as a trustee, shares voting power, and 64,491 shares held by the First Federal Banking and Savings Grantor Trust as to which the trustee shares voting and dispositive powers. Also includes shares held by the First Federal Bancorporation 1995 Stock Option and Incentive Plan Trust as to which the reporting person, as a trustee, shares voting power and dispositive power over 89,958 shares and 129,117 shares, respectively.

                                              Page 9 of 13 Pages

             Securities and Exchange Commission
                   Washington, D.C.  20549


ITEM 1(a)  NAME OF ISSUER.
           First Federal Bancorporation

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
           214 5th Street
           Bemidji, Minnesota  56601

ITEM 2(a)  NAME OF PERSON(S) FILING.
           First Federal Bancorporation Employee Stock Ownership Plan ("ESOP"), First Federal Bancorporation 1995 Stock Option and Incentive Plan ("Option Plan"), and the following individuals who serve as trustees of the separate trusts established under the ESOP and the Option Plan: Walter R. Fankhanel, Martin R. Sathre, James R. Sharp, Ralph T. Smith, and Dean J. Thompson.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.
           Same as Item 1(b).

ITEM 2(c)  CITIZENSHIP.
           See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES.
           Common Stock, par value $.01 per share.

ITEM 2(e)  CUSIP NUMBER.
           See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.    CHECK WHETHER THE PERSON FILING IS A:

    (f)    [x]   Employee Benefit Plan, Pension Fund which is
                 subject to the provisions of the Employee
                 Retirement Income Security Act of 1974 or
                 Endowment Fund; see 13d-1(b)(1)(ii)(F),

Item (a) (b) (c) (d) (e) (g) and (h) - not applicable.  This
Schedule 13G is being filed on behalf of the ESOP and the Option Plan identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the separate trusts established pursuant to the ESOP and the Option Plan, filing pursuant to SEC no-action letters. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.

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                                              Page 10 of 13 Pages

ITEM 4.  OWNERSHIP.
         (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

         (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

         (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON.

         Pursuant to Section 13.7 of the ESOP, the ESOP Committee has the power to direct the receipt of dividends on shares held in the ESOP trust.

         Pursuant to the terms of the Option Plan and its associated trust agreement, the Option Plan's trustees have the power to direct the receipt of dividends on shares held in the Option Plan trust.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                              Page 11 of 13 Pages

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST FEDERAL BANCORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

By Its Trustees:

     /s/ Walter R. Fankhanel                   February 3, 1998
     __________________________________        _________________
     Walter R. Fankhanel, as Trustee           Date

     /s/ Martin R. Sathre                      February 3, 1998
     __________________________________        _________________
     Martin R. Sathre, as Trustee              Date

     /s/ James R. Sharp                        February 3, 1998
     __________________________________        _________________
     James R. Sharp, as Trustee                Date

     /s/ Ralph T. Smith                        February 3, 1998
     __________________________________        _________________
     Ralph T. Smith, as Trustee                Date

     /s/ Dean J. Thompson                      February 3, 1998
     __________________________________        _________________
     Dean J. Thompson, as Trustee              Date

/s/ Walter R. Fankhanel                        February 3, 1998
_________________________________________      _________________
Walter R. Fankhanel, as an Individual          Date
  Stockholder

/s/ Martin R. Sathre                           February 3, 1998
________________________________________       _________________
Martin R. Sathre, as an Individual             Date
  Stockholder

/s/ James R. Sharp                             February 3, 1998
_________________________________________      _________________
James R. Sharp, as an Individual               Date
  Stockholder

/s/ Ralph T. Smith                             February 3, 1998
_________________________________________      _________________
Ralph T. Smith, as an Individual               Date
  Stockholder

/s/ Dean J. Thompson                           February 3, 1998
_________________________________________      _________________
Dean J. Thompson, as an Individual             Date
  Stockholder

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                                              Page 12 of 13 Pages

FIRST FEDERAL BANCORPORATION
1995 STOCK OPTION AND INCENTIVE PLAN

By Its Trustees:

     /s/ Walter R. Fankhanel                   February 3, 1998
     __________________________________        _________________
     Walter R. Fankhanel, as Trustee           Date

     /s/ Martin R. Sathre                      February 3, 1998
     __________________________________        _________________
     Martin R. Sathre, as Trustee              Date

     /s/ James R. Sharp                        February 3, 1998
     __________________________________        _________________
     James R. Sharp, as Trustee                Date

     /s/ Ralph T. Smith                        February 3, 1998
     __________________________________        _________________
     Ralph T. Smith, as Trustee                Date

     /s/ Dean J. Thompson                      February 3, 1998
     __________________________________        _________________
     Dean J. Thompson, as Trustee              Date

/s/ Walter R. Fankhanel                        February 3, 1998
_________________________________________      _________________
Walter R. Fankhanel, as an Individual          Date
  Stockholder

/s/ Martin R. Sathre                           February 3, 1998
________________________________________       _________________
Martin R. Sathre, as an Individual             Date
  Stockholder

/s/ James R. Sharp                             February 3, 1998
_________________________________________      _________________
James R. Sharp, as an Individual               Date
  Stockholder

/s/ Ralph T. Smith                             February 3, 1998
_________________________________________      _________________
Ralph T. Smith, as an Individual               Date
  Stockholder

/s/ Dean J. Thompson                           February 3, 1998
_________________________________________      _________________
Dean J. Thompson, as an Individual             Date
  Stockholder

                                              Page 13 of 13 Pages

Exhibit A
---------

     The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to Section 13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustee in the same proportion that participants direct the voting of allocated shares, and (iii) if no voting direction has been received as to allocated shares, the issuer may direct the trustees as to the voting of all unallocated shares, and if the issuer gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the issuer in its capacity as the ESOP Committee. The trustees of the Option Plan have sole discretion as to the investment of trust assets, pursuant to Section 5 of the Option Plan's trust agreement, and exercise voting rights with respect to common stock of the issuer in accordance with the terms and conditions for the exercise of voting rights of unallocated shares under the ESOP. Overall, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP and the Option Plan, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.